Filed by GRIC Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Axcelerant, Inc.

Commission File No.: 000-27871

On August 13, 2003, GRIC Communications, Inc. (“GRIC”) held a conference call announcing the proposed merger between GRIC and Axcelerant, Inc.  The following is a transcript of the conference call.

Axcelerant Announcement Call

August 13, 2003

4:30 p.m. EST

John Riley:

Good afternoon, I’m John Riley, Director of Investor Relations for GRIC Communications.  This afternoon we will discuss GRIC Communications acquisition of Axcelerant.  Playback of this call will be available at 1-888-567-0671, through August 18, 2003. Also, on the call for GRIC Communications are Bharat Davé, GRIC’s President and Chief Executive Officer and Kim Silverman, our Chief Financial Officer.  Bharat will discuss today’s announcement and we will then take questions until 5:00pm Eastern Standard Time.

This call will include “forward-looking” statements, including projections about our business. These forward-looking statements are based on information available to us at the time of this call and we assume no obligation to update any such forward-looking statements.  The statements in this call are not guarantees of future performance and actual results could differ materially from our current expectations as a result of many factors, including the possibility that the transaction might not be completed, or that expected synergies or benefits of the acquisition might not be achieved, as well as the risk factors listed from time to time in our most recent SEC filings and available through www.sec.gov.

At this time I’d like to turn the call over to Bharat.

Bharat Davé

Thank you John. Good afternoon and thank you for allowing us to share with you this very exciting news.  As you know earlier today, we announced that GRIC has agreed to acquire Axcelerant in a stock transaction valued at approximately $54 million.

For us at GRIC this is a very important development because we are linking up with a dynamic company that offers a service that is complementary to ours.  Axcelerant is a leader in solutions for fixed remote locations; we are a leader in mobile solutions for mobile workers. Axcelerant’s strength in the enterprise space complements ours, in the provider space. Their strong U.S. focus complements our international strength. We both are leaders in technology in our respective industries and we both place a high value on operational excellence.

We believe this combination is ground-breaking in our industry.  Axcelerant brings to GRIC, capabilities that allow us to deliver a complete product into the marketplace and bring additional value to our customers. With this single acquisition, GRIC will be in a position to address the needs of the corporate enterprise for not only their fast-growing mobile workers, but also their teleworkers and branch offices —

adding significant value to an already powerful enterprise mobility solution. Together, GRIC and Axcelerant provide industry-leading solutions for managing all workers outside the corporate firewall. Our combined solution includes:

•                  Largest global footprint for access services including Wi-Fi, dial, and broadband that encompasses virtually all major DSL and Cable providers.

•                  Turnkey, managed VPN and firewall services based on virtually all industry leading platforms such as Cisco, Nortel, Netscreen, Sonicwall, and Blue Ridge.

•                  Robust monitoring services to manage security policy and network performance in real time across all remote environments.

•                  Enterprise-class design, deployment and support services for the entire solution — including a robust Operational Support System and flexible billing.

In short, GRIC MobileOffice, enhanced by Axcelerant’s powerful broadband VPN/security capabilities and network management features, will provide IT managers an even greater ability to securely and intelligently manage mobile and remote workers, including those in branch offices.

This is a huge opportunity for GRIC because it puts us in a position to compete more effectively and capture an even larger share of a rapidly-growing market.  IDC estimates that the mobile and remote workforce is growing at an annual rate of 28 percent globally.  By adding the Axcelerant’s unique capabilities to our offering, GRIC can now attack virtually that entire market segment.  We will be able to offer IT managers at corporate enterprises a single solution that allows them to effectively manage virtually all workers outside their corporate firewall.

Best of all, moving into this market space is a natural extension of our current business.  As many of you know over the last year, GRIC has shifted its sales and marketing strategy to focus primarily on the needs of the corporate enterprise.  That was the reason we developed the GRIC MobileOffice — to provide a complete enterprise solution for managing mobile workers. With the addition of Axcelerant, we extend the capabilities of the GRIC MobileOffice to serve remote workers and branch offices as well.

This is a natural and necessary extension of what we already do. Natural, because as an IT manager, whether you are talking about mobile or remote workforces, you are concerned about the same issues — cost, productivity, and security.  Necessary, because we believe that only companies that offer whole product solutions will succeed in future.  And, in our industry, that means offering a solution that accounts for all the access and security issues that companies have to deal with outside their own corporate firewalls.

Finally, it should be noted that each of our companies has important business relationships with sizeable corporate customers.  We expect that because our solutions complement each other so well, we will be able to take advantage of those relationships, to offer our customers an even wider array of services.

Axcelerant brings to GRIC relationships with some of the largest corporations in the U.S., including Bristol-Myers Squibb, Charles Schwab, Novartis, Mutual of Omaha, Philip Morris USA, Schering-Plough, Penske Truck Leasing, and many others.

In summary, I’d like to say that the real importance of today’s announcement is that it changes the landscape significantly for IT manager. Consider:  Today the IT manager has to deal with a multitude of service providers to care for the needs of his mobile and remote workers.  Mobile workers need dial-up services, broadband services, VPN and firewall services.  Some of these may be bundled by some service providers, but most likely the IT manager finds himself or herself dealing with multiple vendors for these services.  Sometimes several vendors for the same service.  The picture is the same for the remote worker or branch office.  Multiple relationships with multiple DSL or cable providers, VPN providers and others.  Each provider has its own security and administrative platform.  And of course, separate billing for each.

With the GRIC/Axcelerant merger, that same IT manager has for the first time, the opportunity to have a common security platform, a common administrative platform and a common network management platform for all the workers outside the firewall.  All for less total cost than buying each service separately, thus, lower total cost, increasing productivity, simplicity, and control.  No one else offers this today.

Subject to shareholder approval, we expect this pending merger to close in late Q4’03.  Upon the closing of this merger, I will remain president and chief executive officer of the combined company.  When this process is complete we expect to be an even more competitive company, with a unique value proposition poised to capture a large enterprise market opportunity.

I look forward to communicating our progress with you during the coming months.

Now I’d like to open the call up for your questions

John:  Operator, at this time we would like to entertain questions.

Sean Slayton:  Hi gentlemen, good afternoon.  On an as if converter basis, what is the fully diluted share count post to deal?

Kim Silverman:  The fully diluted share count would be afterwards approx be 48 million.

Sean:  48 million including the preferred?

Kim:  Correct.

Sean:  Okay, Can you give us the housekeeping type questions here regarding the merger?  How many heads are you taking on?

Bharat:  So they have about 80 plus employees down in Southern California.

Sean:  What about Management  —  Dennis Andrews and Rob Hines, etc -  are those folks gonna stay on, the CTO, etc., how does that work?

Bharat:  Its not disclosed at this point in time.  And I think as we work through the implementation plans between now and closing, we’ll inform you as we go forward.

Sean:  Okay.  Kim you talked a little bit about OPEX.  Obviously it’s not going to impact the current quarter but it alters your prior guidance for Q4, obviously, is that correct?

Bharat:  Yes, so we have not made any changes to our current guidance as it is now.  And I think as and when the closing takes place, you will hear more about it from us.

Sean:  So right now you guys are still saying there is profitability for Q4 as per your prior press release?

Bharat:  That has been our, I think, current guidance and it continues to remain there.  No changes there at all.

Sean:  And also, what is the potential impact to the Balance Sheet?  Was there any cash acquired with this?

Bharat:  No, this is a stock only deal.

Sean:  Okay, the acquisition itself, of this company, Axcelerant, you’re not acquiring any kind of material assets.

Kim:  We certainly will be going thru the purchase accounting of their tangible and intangible assets that will result out of this acquisition.

Sean:  Okay, and also the company, the acquiree, has experienced some growth over 2002.  Can you talk a little bit about that?  I think, their Revenue is going to grow, on a 6 month run rate, about over 25% this Year?  Where they are seeing that traction?

Bharat:  I think what we have disclosed so far is their 2002 revenue was $16.1 M and their first have is running at about $10M.  I don’t think we have created any further future looking projections on this at this point.

Sean:  How about the positive comparison in the company’s business for the first 6 months?

Bharat:  I think that they have had a number of customers that they had closed earlier and they are being implemented in the first half and that’s what shows the growth.

Sean:  Okay, okay, I’ll let someone else ask questions.

Jeff Schriner:  Good Afternoon everybody, how you doing?  Bharat, I was wondering, will this be bundled with MO or represent a new reporting segment?

Bharat:  No, it would be bundled with the MO.  As you know MO access layer is capable of dealing with all different access layers.  And so this just becomes one of those.  From a security layer perspective, AX is offering its tech agnostic as it is ours.  And By the way we deal with the same leading technologies in the industry today.

Jeff :  John, I forgot to ask you this question this morning, will the addition of Mr. Fuggetta, and I apologize if I butchered his name, cause any difference in the flat SG&A guidance that we had for Q3’ 03 coming up?

John:  We actually gave you OPEX guidance for 6/2 — 6/4, that’s obviously takes into account any plans we had at this time, so it’s included.

Jeff:  Okay, it also looks as if the company added additional WiFi locations?  What is total number of BB locations now?

Bharat:  Off hand, I don’t remember but I think the total number right now is about 2300 plus all together BB locations.

Jeff:  Okay, and will Axcelerant replace the VPN solutions that was released on 4/1/03 this year.

Bharat:  Complimentary solution that works with both companies offerings

Jeff:  Will the facility in Irvine remain open and operational and how long is the lease at that facility?

Bharat:  We plan to keep the facility open and operational; we haven’t disclosed any details regarding lease and other things.

Jeff:  Okay, thank you very much.

Operator:  Any more questions?

Sean:  Bharat, maybe without giving too much quantitative guidance, what is this going to do to your percentage of enterprise business, it’s been 15% for the last 2 quarters.

Bharat:  Their total customer base is enterprise so this will clearly drive this up for us.

Jeff:  Okay, Can you talk about how this will help an organic growth for the enterprise, synergies there, etc.?

Bharat:  Yes, I think again, the Synergies are tremendous and enterprise space as I just talked about, their looking for total solution as we understand it for mobile remote and in some cases branch offices and we are counting on these energies as we go forward.

Kim:  One thing to add, in the near term, we have the ability to cross sell into each of the different customer bases so that’s a high potential.

Jeff:  Okay great, thank you.

John:  At this time we would like to thank you for participating on today’s conference call.  We look forward to communicating further details about the ongoing integration of the Axcelerant acquisition with you in the future.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

GRIC intends to file with the SEC a registration statement that will include a proxy statement/prospectus of GRIC, and other relevant materials in connection with the transaction.  The proxy statement/prospectus will be mailed to the stockholders of GRIC and Axcelerant. Investors and security holders of GRIC and Axcelerant are urged to read the proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about GRIC, Axcelerant, the transaction and related risks.  The registration statement, proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by GRIC with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.  In addition, investors and security holders may obtain free copies of the documents filed with the SEC by GRIC by contacting GRIC Investor Relations, GRIC Communications, Inc., at (408) 955-1920 or investor@gric.com.

GRIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GRIC and Axcelerant in connection with the merger described herein.  Information regarding the special interests of these directors and executive officers in the merger transaction described herein will be included in the joint proxy statement/prospectus of GRIC and Axcelerant described above.  Additional information regarding these directors and executive officers is also included in GRIC’s proxy statement for its 2003 Annual Meeting of Stockholders, which was filed with the Securities and Exchange Commission on or about April 16, 2003.  This document is available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov and from GRIC by contacting GRIC by contacting GRIC Investor Relations at (408) 955-1920 or investor@gric.com).

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The above transcript contains forward-looking statements that involve risks and uncertainties.  Factors that could cause such statements, forecasts and information to be inaccurate, or that could cause the noted anticipated benefits and synergies of the merger not to be realized, include:  the possibility that the acquisition will not be completed, or that prior to the closing the businesses of the companies will suffer due to uncertainty about the acquisition;  the failure of revenue or cost synergies related to the merger to materialize (for example due to difficulties in the integration of the two companies and their personnel, products and services that may result in loss of customer traction, customer cancellations or increased integration costs); the possibility that the market for the offerings of the combined company will not develop as rapidly as anticipated or in the direction anticipated, or that product or service launches will be delayed; or factors that could impact either company’s separate operations, including the risk factors listed from time to time in our most recent reports on Form 10-K and Form 10-Q on file with the SEC and available through the SEC’s website at www.sec.gov.